



Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

THE COMPANY

1.   Name of issuer: Golfview Manor, LLC

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Issuer is an LLC, and does not have a board of directors



OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Randy Pertler
Title:	Managing Member
Dates of Service:	3/21/23 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	No prior positions held with the issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	OnlineOwners.com, Inc.
Employer's principal business:	Real Estate Rentals and Investing
Title:	President
Dates of Service:	12/1/2013 - Present
Responsibilities:	Management
Employer:	Scholastic, Inc
Employer's principal business:	Educational Publishing
Title:	West Regional V.P of Sale
Dates of Service:	2010 - 9/1/2012
Responsibilities:	Sale Management
Employer:	McGraw-Hill, Inc
Employer's principal business:	Educational Publishing
Title:	Divisional VP of Sale
Dates of Service:	9/1/2001 - 2008
Responsibilities:	Sales Management





Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$20,000**	**$18,800**
Maximum Amount	**50,000**	**$5,000,000**	**$4,700,00**

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Randy L. Pertler	5,250 Units of Membership Interest	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Golfview Manor, LLC will develop a 34-unit luxury condominium building on the 2-acre parcel adjacent to the Coyote Run Golf Course and Restaurant. The luxury condominium building will feature washer & dryers in every unit, a fitness room, a conference room, assigned parking on the first level, a park-like exterior setting, and clubhouse with a roof-top terrace. The views from units west and north sides of the building will be unmatched by any residence in the area. Golfview Manor, LLC, an Illinois Limited Liability Company, was established for the purchase, construction, and selling of the 34 units in the luxury condo building in Flossmoor IL. Golfview Manor, LLC is selling ownership shares for $100/share and a minimum purchase of 20 shares. Each of the members of Golfview Manor, LLC be granted all rights and responsibilities and share in the profit of the LLC in accordance with their proportionate ownership. Cash profit payout will be distributed quarterly as the condo units are sold. The projected cash-on-cash return for our investors is 10.1%. Members must hold their ownership for at least 18 months. However, after 18 months, members will have the option to sell their shares, at their own discretion, to any qualified third-party buyer. The other LLC members may also have the right to purchase additional shares when allowed by law. If deemed beneficial to its members, Golfview Manor, LLC may rent any unsold units owned by the LLC with the members sharing proportionately in the future rental proceeds.

Golfview Manor is subject to the following regulations

Government agency	Type of approval	Application Date
Village of Flossmoor	Zoning Variance and Annexation	February 22, 2021

The Village of Flossmoor approved the conceptual plan in the spring of 2023.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.


OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Some risks may fall under multiple categories or may be miscategorized, please thoroughly read the entirety of this Risks section and the offering materials.

<u>**Risks related to the offering and security**</u>

Crowdfunding for early-stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early-stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early-stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early-stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

Investors may suffer potential loss on dissolution and termination. In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

You can lose 100% of your investment. Many small business startups fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment. The Company will develop, build, market, and sell residential real estate owner-occupied condominiums. The two major factors for the company's profitability is the cost to construct the condominium building and the price at which the condominium units will sell at the time of completion. Both the cost to construct the building and the fair market price for residential real estate can fluctuate.

The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value. The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

Securities are not guaranteed and could become worthless. The Securities are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Securities is not guaranteed, and the Securities could become worthless.

There is no public market for the Securities and you will have to hold your Securities indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your Securities , or a sale of the business. Currently, there is no public or other trading market for the Securities , and there can be no assurance that Golfview Manor, LLC will be able to facilitate a private sale of your Securities or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Securities may be of a long-term nature. Accordingly, purchasers of Securities may bear the economic risk of investment for an indefinite period of time.

Shares are subordinate equity interests. The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

The Securities are unlikely to be able to be pledged as collateral. The Securities will not usually be acceptable as collateral for loans. The holders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Securities generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Securities have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Securities in the future. In addition, any transfer of the Securities or an interest therein must satisfy the requirements set forth in various Company agreements with holders that restrict the ability to transfer Securities.

This Offering of Securities is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption. This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Securities. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Securities will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Securities by the remaining investors.



OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$20,000**	**$18,800**
Maximum Amount	**50,000**	**$5,000,000**	**$4,700,00**

You will not have the benefit of review of this Offering Statement by the SEC or any other agency. Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

There is a low minimum capitalization for this offering. There is a low minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. Once the minimum is reached we may use investors' subscription funds as soon as they are received. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project may need to be scaled down, or may be significantly delayed, and would have a material adverse effect on our business.

Golfview Manor, LLC does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders. The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. The Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

We will have broad discretion on how the net proceeds of this private placement are utilized. The Company has broad discretion on how to allocate the proceeds received as a result of this offering and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing.

Risks related to the Company, Industry, and/or Business Model

The Company is newly established and therefore has no performance history. Golfview Manor, LLC, Inc. was created on March 21, 2023 for the specific purpose of developing and building a condominium complex on the property located at 19020 Kedzie Ave, Homewood, IL. Although the manager, Randy Pertler, has completed numerous real estate investments transactions, this is his first condominium development project. Randy has contracted with T J Cachey Buildings II, Inc, a third generation builder with experience in numerous condominium development deals. As a result of its history, Golfview Manor, LLC should be considered by investors to be an early stage company. As an early stage company, Golfview Manor, LLC is subject to all of the risks that are attendant to any recently formed business and should be considered as a startup business with significant risk.

Because of Golfview Manor, LLC's short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that Golfview Manor, LLC will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; unanticipated development costs; potential competition; and challenges with contractors, sub-contractors and suppliers. The Company may face these and other difficulties in the future, some of which may be beyond its control. If Golfview Manor, LLC is unable to successfully address these difficulties as they arise, the Company's profit will be negatively affected. The Company cannot give assurance to prospective investors that Golfview Manor, LLC' business model and plans will be successful or that Golfview Manor, LLC will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies such as Golfview Manor, LLC to continue as a going concern. The factors considered in this assessment include our lack of operating history and lack of current revenues, and our need to attract significant working capital, investment funding, and or construction loans in order to meet our business objectives. These substantial risks could impair our reputation, damage the brand, and negatively impact profits.

We compete with other companies. Currently, no identified competitors exist that are providing this type of land development project in Flossmoor. Competitors and other companies may compete with us with similar projects.





Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

We depend on a one-person management team. We believe that our success will depend on the continued management of Randy Pertler. If Randy Pertler was unable or unwilling to continue in his present position, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments. We depend on the skill and experience of Randy Pertler. Randy has responsibilities to other companies and is not currently a paid employee. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and contract with an additional manager.

Golfview Manor, LLC may be unable to retain the services of Randy Pertler and contract with qualified third party contractors. Golfview Manor, LLC's future success depends on the continued services and performances of key Manager, Randy Pertler. The company currently does not carry key person life insurance for Randy Pertler. However, Golfview Manor, LLC plans to secure key person life insurance when such coverage is deemed financially prudent. Also, Golfview Manor, LLC's future success may further depend on Golfview Manor, LLC's ability to contract with third party development and construction companies.. If Golfview Manor, LLC is unable to retain Randy Perther and contract with qualified third party contractors, this could adversely affect our business, financial condition, and profitability.

Key Employees do not have Employment Agreements. As of the date of this Offering Statement, the manager, Randy Pertler, is not under an employment contract. It is anticipated that upon completion of this offering, Randy Pertler will remain as the sole manager of the Company and will not be paid a salary. Randy Pertler will be compensated based on the profit he is entitled to based on his ownership percentage and the commission he earns as the real estate listing agent of all of the condominiums sold or rented.

Management has control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting equity in the Company. Due to the Company's Operating Agreement the current Managing Member will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

We are subject to government regulations, and potential future regulations. Aspects of our business and land development will be regulated at the local, state, and federal levels. Our development may be subject to state, local and Federal environmental laws and regulations, including those relating to building materials. The nature and scope of future or changes to existing legislation, regulations, and programs cannot be predicted. While we anticipate that we and our project and building materials will be in compliance with all applicable laws and regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. It is possible that new laws and/or regulations may be put in place or that existing laws or regulations may be changed that could adversely affect our ability to complete our project, or could cause unforeseen delays or expenses. Any new laws or regulations or changes to existing laws or regulations may, in turn, adversely affect the profitability of this project and potential returns for investors in this offering. Such additional costs would increase the cost of investments and construction. This increase in cost would negatively affect the Company's ability to break even or generate profits.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected profit, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital-intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events, such modifications may include, for example, leasing or rental of the units, which may in turn, involve hiring staff to manage the property and rental, upkeep of property, or other day-to-day items involved in property management. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

The Company may encounter great difficulty or even a complete inability to develop a profitable condominium complex. An investor must rely upon the ability of management to make decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

<u>Risks Related to Company Finance</u>

Our pro forma financial statements rely on assumptions that may not prove accurate. Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate and/or the market conditions may change before the project is completed

Our operating costs are unpredictable. In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for Golfview Manor, LLC or any of materials would likely negatively impact our profit.

It is difficult for us to accurately predict our earnings potential. Because of changes in the cost of materials, construction costs, and the sale price of real estate, it is more difficult to accurately assess earnings potential. It is possible that our company will face many difficulties typical for real estate development companies.

Actual results may vary from any projection we present. We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our condominiums, and (iii) anticipated costs associated with the development, building, marketing, and sales of our condominiums. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

predict future events or actual performance. Any projections of profit should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

The company will likely need to secure a construction or bridge loan in the future. We might not sell enough securities in this offering to meet our operating needs to fulfill our plan, and to qualify for a construction or bridge loan, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to secure a loan or loans, or raise more funds. The ability to raise funds will always be a risk until we are able to fund the entire development project. If we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

The Company has limited working capital and requires significant additional financing, which may or may not be available at all or on a timely basis. The Company has limited working capital and there may not be sufficient financial resources available to complete the development of Golfview Manor. We depend upon timely availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that the development and selling of the condominium units will be profitable. Furthermore, there can be no assurance that the Company will sell the maximum number of Shares offered in this private placement, or that our capital needs and operations will not require additional capital. If Golfview Manor, LLC is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict the development and sale of Golfview Manor. The Company's working capital requirements may significantly vary from those currently anticipated.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its revenue will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

Other Risks

Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations. Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

Management may have conflicts of interest. Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services. Management may make decisions with which you disagree because you believe the decision may place their personal interests above those of the company.

There is significant risk associated with the Company's indemnification of affiliated parties. Our executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as executive officers to the maximum extent permitted by **Illinois law.** Further, our governing documents permit us to indemnify, to the fullest extent provided or allowed by law, our executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities, and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

Certain future relationships have not been established. The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

We may not have adequate insurance. Adequate insurance to cover liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>


OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering is to raise capital, primarily for land development, acquisition of land, architectural & structural engineering, and potentially a down payment on a loan. For more details, please see the table below.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$20,000.00**	**$5,000,000.00**
Less: Portal Success Fee of 6%	$1,200.00	$300,000.00
Net Proceeds	**$18,800.00**	**$4,700,000.00**
Use of Net Proceeds		
Marketing	$8,800.00	$75,000.00
Acquisition of Land		$800,000.00
Architectural & Structure Engineering		$260,000.00
Land Development		$1,000,000.00
35% Down Payment on Loan		$2,450,000.00
Administration, Legal, Professional		$75,000.00
General Operating Capital	$10,000.00	$40,000.00
Total Use of Net Proceeds	**$18,800.00**	**$4,700,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors. The Company can change the use of the proceeds if the original project proves to be unprofitable or if it becomes apparent that there is a more profitable use of the land purchased and the capital raised.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds have been reached and the company decides to disburse investor funds and make investors security holders, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Units of Membership Interest, at $100 per Unit.

14. Do the securities offered have voting rights? ☑ Yes ☐No

15. Are there any limitations on any voting or other rights identified above? ☑ Yes ☐ No

Explain:

Although the Units have voting rights, Management does not currently believe there will be any items that will need to be brought to a vote. As stated in the risk factors section (above), management has control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting equity in the Company. Due to the Company's Operating Agreement the current Managing Member will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company. This topic is further covered in question 20 (below).

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer’s Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Units of Membership Interest	60,000	5,250	Yes	☑	No	☐	Yes	☐	No	☐
							Specify:			

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns. The current majority holder will lose their majority ownership in the company once the offering has sold a certain number of units, however - due to the holder’s





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

position as the managing member of the Company, the powers granted to him by way of his position, as listed in the Operating agreement and outlined in the Risk Factors listed in this document, the above statements of their power to make decisions will still be true even without holding majority ownership.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The pre-Offering value ascribed to the Company based is $525,000.

The pre-Offering valuation is calculated based on the estimated value of the signed contract and pre-development work with the village that has already been completed. The resale value of the 34 condominiums once completed was also used in calculating the pre-Offering value.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. Management may establish generous reserves for future expenses, pre-pay expenses, re-invest in the business, lease equipment, etc., the management of a company can utilize funds in such a way that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, an investor most likely won't be able to demand distributions from an operating business.

No right to participate in any management decisions of the company. The manager may make a decision that the investor thinks is bad and puts the investor's interest in the company at risk. The investor may see the management jeopardizing the company's future. The investor can try to convince them that it is the wrong decision, but they don't have to take your calls.

The investor has limited rights, if any, to have their interest bought out. The Investor may want to cash out their interest and do other things with the money. State law may give an investor the right to force the company to buy them out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, the sale might be structured in a way that doesn't provide payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

    The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?

    The Company has not conducted any other exempt offerings in the past three years.





FP: truCrowd

Golfview Manor LLC

Golfview Manor LLC
7319 Colony Lane, 1E,
Frankfort, IL 60423

OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$20,000**	**$18,800**
Maximum Amount	**50,000**	**$5,000,000**	**$4,700,00**

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Description	Total $ involved	Related Person Involved	Related person's relationship to the Issuer	Related Person's Benefits or Compensation from the transaction/ agreement	Issuer's Benefits or Compensation from the transaction/ agreement	Any additional material information regarding this transaction/ agreement
Randy as the Listing Agent	$255K to $510K*	Randy Pertler	Managing Member	Realtor Commission (commission is paid from the sale, not from operating funds) from the sale of the Condo Units estimated between $200K and $400K	Contracting with Randy Pertler as the Listing Agent will allow Issuer to advertise on the MLS with a cooperative fee to all the realtors licensed in IL.	

* The estimated value was calculated based the realtor commissions earned on the sale of 34 condominium units at an average price of $300,000 with a commission range of 2.5% as the listing agent to 5% as both the listing agent and buyer's agent

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.



OFFERING STATEMENT

200 Units of Membership Interest at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$20,000	$18,800
Maximum Amount	50,000	$5,000,000	$4,700,00

Operations

We are a pre-revenue company and our primary expenses consist of the following: LLC Startup expenses. We do not anticipate generating revenue until 10/1/2024.

The Company intends to improve future profitability by developing and pre-selling luxury condo units in the building. We will setup a sale office on the property to present to future buyers in the next 12 months

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will enable as to fully fund or partially fund with a loan the development of the 34-unit condo building and to execute our business strategy.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Purchase the property and all the pre-development from the current owner, For His Glory, LLC 2.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

GOLFVIEW MANOR, LLC
FINANCIAL STATEMENTS
As of June 30, 2023

Golfview Manor, LLC

Audited Financial Statements

As of June 30, 2023

Index to Audited Financial Statements

Table of Contents	Page



INDEPENDENT AUDITOR'S REPORT

August 11, 2023

The Board of Directors
Golfview Manor, LLC
7319 Colony LN APT 1E
Frankfort, IL 60423

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of Golfview Manor, LLC as of June 30, 2023 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, I express no such opinion.

3



INDEPENDENT AUDITOR'S REPORT (CONTINUED)

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golfview Manor, LLC as of June 30, 2023 and the results of operations, changes in net equity, and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Aug 11, 2023

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

4

Golfview Manor, LLC

Balance Sheet Statement

As of June 30, 2023

ASSETS	June 30, 2023
Total Current Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	**-**

LIABILITIES AND EQUITY	
Current Liabilities	-
Non-current Liabilities	-
Total Liabilities	**-**
Net Equity	**-**
TOTAL LIABILITIES AND EQUITY	**-**

5

Golfview Manor, LLC

Income Statement

As of June 30, 2023

	June 30, 2023
Revenues	
Total Revenues	-
Operating Expenses	
General and Administrative Expenses	173
Total Operating Expenses	**173**
Net Income (Loss)	**(173)**

6

Golfview Manor, LLC

Statement of Changes in Equity

As of June 30, 2023

	Contributions	Earnings	Equity Balance
Equity Opening Balance as of March 21, 2023	-	-	-
Capital Contribution as of June 30, 2023	173	-	173
Net Profit as of June 30, 2023	-	(173)	-
Equity Ending Balance as of June 30, 2023	**173**	**(173)**	**-**

7

Golfview Manor, LLC

Statement of Cash Flow

As of June 30, 2023

OPERATING ACTIVITIES	June 30, 2023
Net Income (Loss)	(173)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	
Net cash used by operating activities	**(173)**
Net Cash Provided by Investing Activities	**-**
Cash Provided by Financing Activities	**-**
Capital Contributions	173
Net Cash Provided by Financing Activities	**173**
NET CASH INCREASE (DECREASE) FOR PERIOD	**-**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**-**

8

Golfview Manor, LLC

Notes to the Financial Statements

As of June 30, 2023

1. DESCRIPTION OF THE BUSINESS

Golfview Manor, LLC (the company) was established in March 2023 with a mission to develop and sell premier luxury condominiums. Golfview Manor currently working for the acquisition, development, and sale of 34-unit residential luxury condominiums on a golf course in Homewood, IL, and to provide much-needed, high-end, maintenance-free living with golf course views to Chicago's Southern Suburbs.

The companies operating activities has not started as of June 30, 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

9

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

   (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
           (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
           (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
           (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   (2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
           (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
           (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
           (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   (3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
           (i)   at the time of the filing of this offering statement bars the person from:
                    (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
                    (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
                    (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No
           (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

   (4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
           (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
           (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
           (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

   (5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
           (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
           (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

   (6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

   (7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

   (8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and

      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website.

The issuer must continue to comply with the ongoing reporting requirements until:

      (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

      (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

      (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

      (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

      (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

      10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

      (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

      (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

      (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

      (3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

      (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.